EXHIBIT 1

MEMBERS OF FILING GROUP

V. Prem Watsa

The Second 810 Holdco Ltd.

The Second 1109 Holdco Ltd.

The Sixty Two Investment Company Limited

12002574 Canada Inc.

Fairfax Financial Holdings Limited

FFHL Group Ltd.

1102952 B.C. Unlimited Liability Company

Allied World Assurance Company Holdings, Ltd

Allied World Assurance Company Holdings I, Ltd

Allied World Assurance Company, Ltd

Brit Limited

Brit Insurance Holdings Limited

Brit Reinsurance (Bermuda) Limited